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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
NACEL ENERGY CORPORATION (Name of Issuer)
Common Stock (Title of Class of Securities)
62957N102 (CUSIP Number)
Daniel W. Leach 1128 12th Street, Suite B, Cody, WY 82414 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Daniel W. Leach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,250,000
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 1,250,000
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 5.73%
14.	Type of Reporting Person (See Instructions): IN

ITEM 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Nacel Energy Corporation, a Delaware corporation. The principal executive office of Nacel Energy Corporation as of the date of the issuance of the stock that is the subject of this filing was located at 1128 12th Street, Suite B, Cody, WY 82414.

ITEM 2.  Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Daniel W. Leach. Mr. Leach's business address is 1128 12th Street, Suite B, Cody, WY 82414. On June 2, 2008, Mr. Leach was appointed President, Chief Executive Officer and Director of Nacel Energy Corporation. Mr. Leach resigned from these positions on July 18, 2008.

(d)-(e)  During the last five years, Mr. Leach: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Leach is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

The initial issuance of 1,000,000 shares of stock to Darby Investments LLC, which is owned by Mr. Daniel W. Leach, valued at par value of $.001 per share was consideration pursuant to the Stock Transfer Agreement entered into on or about March 15, 2008 and dated effective January 7, 2008. Mr. Leach received a grant of 250,000 shares from Nacel Energy Corporation as a bonus following his agreement to become an officer and director on June 2, 2008.

ITEM 4.  Purpose of Transaction

Mr. Leach individually, and indirectly through the Nacel Energy Corporation, acquired the securities of Nacel Energy Corporation for investment purposes. Depending on general market and economic conditions affecting Nacel Energy Corporation and other relevant factors, Mr. Leach may purchase additional securities of Nacel Energy Corporation or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise. Mr. Leach does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Nacel Energy Corporation, or the disposition of securities of Nacel Energy Corporation;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Nacel Energy Corporation;

(c) a sale or transfer of a material amount of assets of Nacel Energy Corporation or any of its subsidiaries;

(d) any change in the present board of directors or management of Nacel Energy Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Nacel Energy Corporation;

(f) any other material changes in Nacel Energy Corporation's business or corporate structure;

(g) changes in Nacel Energy Corporation's charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Nacel Energy Corporation by any person;

(h) causing a class of securities of Nacel Energy Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Nacel Energy Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer

Mr. Daniel W. Leach, individually and through Darby Investments LLC, beneficially owns 1,250,000 shares of Common Stock, $.001 par value, of Nacel Energy Corporation. The shares of Common Stock beneficially owned by Mr. Leach constitute approximately 5.73% of the total number of shares of common stock of Nacel Energy Corporation. Applicable percentages are based upon 21,816,000 shares of common stock outstanding as of June 2, 2008.

(a) Mr. Leach has a power to vote or to direct the vote, and a power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Leach.

(b) Mr. Leach has not made any transactions in the Common Stock in the past 60 days.

(c) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Leach.

(d) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

ITEM 7.  Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2008

By:	/s/ Daniel W. Leach Daniel W. Leach